Unaudited Interim
Condensed Consolidated
Financial Statements
March 31, 2026
with report on review of interim condensed consolidated financial information

Report on review of interim condensed consolidated financial information

To the Shareholders and Management of
StoneCo Ltd.
Introduction
We have reviewed the accompanying interim condensed consolidated financial statements of StoneCo Ltd. (the “Company”) as at March 31, 2026 which comprise the interim consolidated statement of financial position as at March 31, 2026 and the related interim consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for the three months period then ended and explanatory notes.
Management is responsible for the preparation and presentation of this interim condensed consolidated financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim condensed consolidated financial information based on our review.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity.
A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).
Emphasis of matter - Discontinued operations
We draw attention to Note 20 to the interim condensed consolidated financial statements, which describes that, in the second quarter of 2025 the Company’s investments in certain subsidiaries were classified as non-current assets held for sale, as discontinued operations. As a result, the corresponding interim consolidated statement of profit or loss, for the three months period ended March 31, 2025, presented for comparison purposes, has been adjusted and is being restated as required by IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations. Our conclusion is not modified in respect of this matter.

São Paulo, May 13, 2026.
ERNST & YOUNG
Auditores Independentes S/S Ltda.

Unaudited interim consolidated statement of financial position
As of March 31, 2026 and December 31, 2025
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of financial position as of March 31, 2026 and December 31, 2025

	Notes	March 31, 2026	December 31, 2025

Assets
Current assets
Cash and cash equivalents	4	6,092,289	4,821,703
Short-term investments	5.1	4,117,711	1,119,136
Financial assets from banking solutions	5.5	882,107	1,855,796
Accounts receivable from card issuers	5.2.1	37,843,288	41,275,188
Trade accounts receivable	5.3.1	245,638	222,501
Credit portfolio	5.4	2,249,198	2,008,436
Recoverable taxes	7	471,126	690,285
Derivative financial instruments	5.7	37,004	58,554
Other assets	6	441,929	372,634
		52,380,290	52,424,233

Assets classified as held for sale	20.1	—	4,022,823
		52,380,290	56,447,056

Non-current assets
Long-term investments	5.1	24,698	24,586
Accounts receivable from card issuers	5.2.1	160,759	146,776
Trade accounts receivable	5.3.1	22,839	21,874
Credit portfolio	5.4	454,883	438,380
Derivative financial instruments	5.7	5,051	11,464
Deferred tax assets	8.2	2,755,064	1,256,150
Investment in associates		70,971	71,614
Property and equipment	9.1	1,742,060	1,725,506
Intangible assets	10.1	2,003,827	1,986,935
Other assets	6	247,718	166,555
		7,487,870	5,849,840

Total assets		59,868,160	62,296,896
			(continued)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of financial position
As of March 31, 2026 and December 31, 2025
(In thousands of Brazilian Reais)

	Notes	March 31, 2026	December 31, 2025

Liabilities and equity
Current liabilities
Retail deposits	5.6.1	10,088,857	11,090,985
Accounts payable to clients	5.2.2	17,740,745	18,081,964
Trade accounts payable		819,015	848,341
Institutional deposits and marketable debt securities	5.6.2	5,002,621	5,777,314
Other debt instruments	5.6.2	3,848,937	2,866,445
Labor and social security liabilities		366,364	536,364
Taxes payable		891,727	899,270
Derivative financial instruments	5.7	318,890	94,871
Other liabilities		164,529	215,497
		39,241,685	40,411,051

Liabilities associated with assets held for sale	20.1	—	793,006
		39,241,685	41,204,057

Non-current liabilities
Accounts payable to clients	5.2.2	89,790	72,383
Institutional deposits and marketable debt securities	5.6.2	3,952,280	4,578,162
Other debt instruments	5.6.2	3,043,805	4,360,144
Derivative financial instruments	5.7	260,868	176,166
Deferred tax liabilities	8.2	415,531	309,136
Provision for contingencies	12.1	233,176	214,914
Labor and social security liabilities		75,971	82,869
Other liabilities		272,383	264,294
		8,343,804	10,058,068

Total liabilities		47,585,489	51,262,125

Equity
Issued capital	13.1	76	76
Capital reserve	13.2	9,812,800	14,181,160
Treasury shares	13.3	(748,371)	(4,591,288)
Other comprehensive income (loss)	13.5	(502,438)	(536,073)
Retained earnings		3,679,867	1,973,342
		12,241,934	11,027,217
Other comprehensive income (loss) associated with assets held for sale	20.1	—	(32,201)
Equity attributable to controlling shareholders		12,241,934	10,995,016
Non-controlling interests		40,737	39,755
Total equity		12,282,671	11,034,771

Total liabilities and equity		59,868,160	62,296,896
			(concluded)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of profit or loss
For the three months ended March 31, 2026 and 2025
(In thousands of Brazilian Reais, unless otherwise stated)
Unaudited interim consolidated statement of profit or loss for the three months ended March 31, 2026 and 2025

		Three months ended March 31,
	Notes	2026	2025
			(Recasted)

Continuing operations
Net revenue from transaction activities and other services	15.1	481,424	660,748
Net revenue from subscription services and equipment rental	15.1	251,818	215,865
Financial income	15.1	2,582,242	2,303,055
Other financial income	15.1	262,540	181,134
Total revenue and income from continuing operations		3,578,024	3,360,802

Cost of services	16	(988,982)	(785,792)
Administrative expenses	16	(210,524)	(207,784)
Selling expenses	16	(543,086)	(527,354)
Financial expenses, net	17	(1,104,615)	(1,086,966)
Other income (expenses), net	16	(103,091)	(125,230)
		(2,950,298)	(2,733,126)

Gain (loss) on investment in associates		(707)	361
Profit before income taxes from continuing operations		627,019	628,037

Current income tax and social contribution	8.1	(249,962)	(123,364)
Deferred income tax and social contribution	8.1	1,403,220	7,005
Net income for the period from continuing operations		1,780,277	511,678

Net income (loss) for the period from discontinued operations	20.1	(68,938)	5,069
Net income for the period		1,711,339	516,747

Net income attributable to:
Controlling shareholders from continuing operations		1,775,463	510,845
Non-controlling interests from continuing operations		4,814	833
		1,780,277	511,678

Controlling shareholders from discontinued operations		(68,938)	3,613
Non-controlling interests from discontinued operations		—	1,456
		(68,938)	5,069

Earnings per share of continuing operations
Basic earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	7.17	1.83
Diluted earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	7.01	1.79
Earnings per share of discontinued operations
Basic earnings (loss) per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	(0.28)	0.01
Diluted earnings (loss) per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	(0.27)	0.01
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of other comprehensive income (loss)
For the three months ended March 31, 2026 and 2025
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of other comprehensive income (loss) for the three months ended March 31, 2026 and 2025

		Three months ended March 31,
	Notes	2026	2025

Net income for the period		1,711,339	516,747

Other comprehensive income ("OCI")

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers	19.1.1	68,423	(148,636)
Tax on changes in the fair value of accounts receivable from card issuers	8.2	(15,664)	50,536
Exchange differences on translation of foreign operations		7,940	(6,954)
Changes in the fair value of cash flow hedge		(15,675)	14,827
Tax on changes in the fair value of cash flow hedge	8.2	4,963	(5,990)
Net monetary position in hyperinflationary economies		—	6,990
Other comprehensive income (loss) that were reclassified to profit or loss in subsequent periods:
Reclassification to profit or loss of accumulated exchange differences on disposal of foreign operation		14,959	—
Other comprehensive income (loss) for the period		64,946	(89,227)

Total comprehensive income for the period		1,776,285	427,520

Total comprehensive income attributable to:
Controlling shareholders		1,772,361	425,373
Non-controlling interests		3,924	2,147
Total comprehensive income for the period		1,776,285	427,520
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of changes in equity
For the three months ended March 31, 2026 and 2025
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of changes in equity for the three months ended March 31, 2026 and 2025

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Other comprehensive income associated with assets held for sale	Retained earnings (accumulated losses)	Total	Non-controlling interests	Total

Balance as of December 31, 2024		76	13,825,325	(581,416)	61,127	910,176	14,215,212	(1,805,896)	(287,048)	—	(346,360)	11,775,984	51,298	11,827,282
Net income for the period		—	—	—	—	—	—	—	—	—	514,458	514,458	2,289	516,747
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	(89,085)	—	—	(89,085)	(142)	(89,227)
Total comprehensive income		—	—	—	—	—	—	—	(89,085)	—	514,458	425,373	2,147	427,520
Repurchase of shares		—	—	—	—	—	—	(843,411)	—	—	—	(843,411)	—	(843,411)
Share-based payments		—	—	—	—	62,204	62,204	—	—	—	—	62,204	—	62,204
Shares delivered under share-based payment arrangements		—	—	(41,017)	—	—	(41,017)	41,017	—	—	—	—	—	—
Equity transaction related to put options over non-controlling interest		—	—	—	—	(3,857)	(3,857)	—	—	—	—	(3,857)	475	(3,382)
Dividends paid		—	—	—	—	—	—	—	—	—	—	—	(3,039)	(3,039)
Balance as of March 31, 2025		76	13,825,325	(622,433)	61,127	968,523	14,232,542	(2,608,290)	(376,133)	—	168,098	11,416,293	50,881	11,467,174

Balance as of December 31, 2025		76	13,825,325	(783,058)	61,127	1,077,766	14,181,160	(4,591,288)	(536,073)	(32,201)	1,973,342	10,995,016	39,755	11,034,771
Net income for the period		—	—	—	—	—	—	—	—	—	1,706,525	1,706,525	4,814	1,711,339
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	33,635	32,201	—	65,836	(890)	64,946
Total comprehensive income		—	—	—	—	—	—	—	33,635	32,201	1,706,525	1,772,361	3,924	1,776,285
Repurchase of shares	13.3	—	—	—	—	—	—	(531,843)	—	—	—	(531,843)	—	(531,843)
Share-based payments		—	—	—	—	20,332	20,332	—	—	—	—	20,332	—	20,332
Cancellation of shares	13.3	—	(4,283,325)	—	—	—	(4,283,325)	4,283,325	—	—	—	—	—	—
Shares delivered under share-based payment arrangements		—	—	(91,435)	—	—	(91,435)	91,435	—	—	—	—	—	—
Equity transaction related to put options over non controlling interest		—	—	—	—	(13,932)	(13,932)	—	—	—	—	(13,932)	8,979	(4,953)
Dividends paid		—	—	—	—	—	—	—	—	—	—	—	(11,921)	(11,921)
Balance as of March 31, 2026		76	9,542,000	(874,493)	61,127	1,084,166	9,812,800	(748,371)	(502,438)	—	3,679,867	12,241,934	40,737	12,282,671
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of cash flows
For the three months ended March 31, 2026 and 2025
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of cash flows for the three months ended March 31, 2026 and 2025

		Three months ended March 31,
	Notes	2026	2025
Operating activities
Net income for the period		1,711,339	516,747
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	9.2	237,886	258,399
Deferred income tax and social contribution	8.2/20.1	(1,389,045)	(12,198)
Gain (loss) on investment in associates		707	(361)
Accrued interest, monetary and exchange variations, net		313,708	174,258
Provision for contingencies	12.1	30,037	24,435
Share-based payments expenses	18.1.1	111,332	87,129
Allowance for expected credit losses		216,088	45,443
Loss (gain) on disposal of property, equipment and intangible assets	19.2.5	1,694	(4,152)
Effect of applying hyperinflation accounting		(10,196)	6,987
Loss (gain) on sale of subsidiary		28,717	—
Fair value adjustment in financial instruments at FVPL	19.2.1	(26,775)	69,706
Fair value adjustment in derivatives		(5,623)	(73,186)
Working capital adjustments:
Accounts receivable from card issuers		3,901,069	(4,848,963)
Receivables from related parties		2,929	152
Recoverable taxes		454,287	(44,390)
Prepaid expenses		(160,922)	(99,691)
Trade accounts receivable, banking solutions and other assets		(68,094)	6,343,218
Credit portfolio		(154,580)	(147,372)
Accounts payable to clients		(2,645,335)	(2,956,000)
Taxes payable		(179,670)	162,294
Labor and social security liabilities		(294,734)	(162,591)
Payment of contingencies	12.1	(17,037)	(13,747)
Trade accounts payable and other liabilities		(140,071)	23,601
Interest paid		(427,522)	(143,852)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of cash flows
For the three months ended March 31, 2026 and 2025
(In thousands of Brazilian Reais)

		Three months ended March 31,
	Notes	2026	2025
Interest income received, net of costs	19.2.2	1,890,763	1,526,503
Income tax paid		(37,633)	(108,038)
Net cash provided by (used in) operating activities		3,343,319	624,331

Investing activities
Purchases of property and equipment	19.2.3	(183,880)	(180,218)
Purchases and development of intangible assets	19.2.4	(98,571)	(107,297)
Proceeds from (investment in) short-term investments, net		(2,984,704)	374,089
Sale of subsidiary, net of cash disposed		3,090,424	—
Proceeds from the disposal of non-current assets	19.2.5	(331)	17
Receipt from the sale of interest in subsidiaries		5,000	—
Payment of interest in subsidiaries acquired		—	(7,283)
Net cash provided by (used in) investing activities		(172,062)	79,308

Financing activities
Proceeds from institutional deposits and marketable debt securities	5.6.2	374,000	989,426
Payment of institutional deposits and marketable debt securities	5.6.2	(1,949,416)	(726,988)
Proceeds from other debt instruments, except lease	5.6.2	280,371	1,514,936
Payment of other debt instruments, except lease	5.6.2	(266,295)	(1,175,449)
Payment of principal portion of leases liabilities	5.6.2	(21,475)	(24,062)
Repurchase of own shares	13.3	(531,843)	(843,411)
Dividends paid to non-controlling interests		(11,921)	(3,039)
Net cash provided by (used in) financing activities		(2,126,579)	(268,587)

Effect of foreign exchange on cash and cash equivalents		(4,735)	(12,344)
Change in cash and cash equivalents		1,039,943	422,708

Cash and cash equivalents at beginning of period	4	5,052,346	5,227,654
Cash and cash equivalents at end of period	4	6,092,289	5,650,362
Change in cash and cash equivalents		1,039,943	422,708
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
Notes to unaudited interim condensed consolidated financial statements as of March 31, 2026
1.    Operations
StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street, P.O. Box 10240 Grand Cayman E9 KY1-1002.
André Street, one of the co-founders of the Company, controls directly and indirectly 2.33% of Class A common shares and 100.00% of Class B common shares as of March 31, 2026. Accordingly, André Street directly and indirectly controls 7.97% of outstanding common shares and 39.45% of the combined voting power of common shares.
The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE.
The Company and its subsidiaries (collectively, the “Group”), is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with payments, banking and credit.
2.    Basis of preparation and changes to the Group’s accounting policies and estimates
2.1.    Basis of preparation
The interim condensed consolidated financial statements for the three months ended March 31, 2026 have been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), on the basis that it will continue to operate as a going concern.
The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2025.
The accounting policies adopted in this interim reporting period are consistent with those of the previous financial year.
The interim condensed consolidated financial statements of the Group for the three months ended March 31, 2026 and 2025 were approved by the Audit Committee on May 13, 2026.
2.2.    Estimates
The preparation of the Group’s interim financial statements requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented of revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.
Judgments, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of material differences between the estimated and actual results in the future.
In preparing these interim condensed consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those from the consolidated financial statements for the year ended December 31, 2025.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
2.3. New standards and amendments to standards and interpretations adopted
•Annual Improvements to IFRS accounting Standards – Volume 11: In July 2024, IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statements of Cash Flows.
•IFRS 9 - Financial instruments and IFRS 7 - Financial instruments: Disclosures: On 30 May 2024, IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures (the “Amendments”). The Amendments provide additional guidance and clarity on the following specific matters: date of recognition and write-off of financial instruments and significant characteristics in the assessment of "sole payments of principal and interest" (SPPI Test) for financial assets, and guidance on the assessment of contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features. In addition, the amendments add disclosures relating to equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events.
The application of these accounting standards as of January 1, 2026, had no significant impact on the Group’s consolidated financial statements.
3.    Group information
3.1.    Subsidiaries
In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which the Company holds control.
The following table shows the main consolidated entities, which correspond to the Group’s most relevant operating vehicles.

		% of Group's equity interest
Entity name	Main activities	March 31, 2026	December 31, 2025

Stone Instituição de Pagamento S.A. (“Stone IP”)	Merchant acquiring	100.00	100.00
Pagar.me S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Stone Corporate SPE S.A. ("Stone Corporate")	Financial services	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
Stone Sociedade de Crédito, Financiamento e Investimento S.A. ("Stone SCFI")	Financial services	100.00	100.00
Tapso Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada ("FIDC TAPSO")	Investment fund	100.00	100.00
During the first quarter of 2026, wholly-owned subsidiaries of the Group were incorporated in Switzerland (Stone Capital AG), in Luxembourg (Stone ALP Holding SARL and Stone VETC SARL), and in the United States (Stone Apex Capital LLC). The functional currency of these entities is the Brazilian Real (BRL).
There were no changes in the interest held by the Group in its subsidiaries.
The Group holds call options to acquire additional interests in some of its subsidiaries (Note 5.7) and issued put options to non-controlling investors (Note 5.10.1(g)).

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
3.2.    Associates
The following table shows all entities in which the Group has significant influence.

		% of Group's equity interest
Entity name	Main activities	March 31, 2026	December 31, 2025

Agilize Contabilidade Holding Limited ("Agilize Cayman")	Technology services	28.70	28.70
Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Delivery Much Tecnologia S.A. (“Delivery Much”) (a)	Food delivery marketplace	28.95	29.49
Dental Office S.A. (“Dental Office”)	Technology services	20.00	20.00

(a)Dilution of the Company's equity interest resulting from a capital increase.

The Group holds call options to acquire additional interests in some of its associates (Note 5.7).
4.    Cash and cash equivalents

	March 31, 2026	December 31, 2025

Denominated in R$ (a)	6,043,822	4,772,659
Denominated in US$ (a)	48,467	49,044
	6,092,289	4,821,703

(a)As of December 31, 2025, the amount of R$ 4,821,703 relates to continuing operations, Cash and cash equivalents from discontinued operations amount to R$ 230,643, resulting in a total of R$ 5,052,346, as presented in the Consolidated statement of cash flows.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
5.    Financial instruments
5.1.    Short and Long-term investments

	Short-term	Long-term	March 31, 2026

Bonds
Brazilian sovereign bonds	82,631	112	82,743
Structured notes linked to Brazilian sovereign bonds	3,594,976	—	3,594,976
Time deposits	439,482	—	439,482
Equity securities (a)	—	24,586	24,586
Investment funds (b)	622	—	622
	4,117,711	24,698	4,142,409

	Short-term	Long-term	December 31, 2025

Bonds
Brazilian sovereign bonds	71,399	—	71,399
Structured notes linked to Brazilian sovereign bonds	326,168	—	326,168
Time deposits	720,119	—	720,119
Equity securities (a)	—	24,586	24,586
Investment funds (b)	1,450	—	1,450
	1,119,136	24,586	1,143,722

(a)Comprised of common shares of unlisted entities that are not traded in an active market. As of March 31, 2026 and December 31, 2025, all assets are recognized at FVPL. The fair value of unlisted equity instruments was determined based on negotiations of the securities. There was no gain or loss on the fair value of equity securities at FVPL for the three months ended March 31, 2026 (loss of R$ 11,790 for the three months ended March 31, 2025, which was recognized in the statement of profit or loss).
(b)Comprised of foreign investment fund shares.
Short and Long-term investments are denominated in Brazilian Reais and U.S. dollars.
5.2.    Accounts receivable from card issuers and accounts payable to clients
5.2.1.    Composition of accounts receivable from card issuers
Accounts receivable are amounts due from card issuers and acquirers for the transactions of clients with card holders, performed in the ordinary course of business.

	March 31, 2026	December 31, 2025

Accounts receivable from card issuers (a)	37,879,019	41,175,415
Accounts receivable from other acquirers (b)	217,971	323,461
Allowance for expected accounts receivable credit losses	(92,943)	(76,912)
	38,004,047	41,421,964

Current	37,843,288	41,275,188
Non-current	160,759	146,776

(a)Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.
(b)Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
Part of the Group’s cash requirement is to make prepayments to acquiring customers. The Group finances those requirements through different sources of funding including the true sale of receivables to third parties. When such sales of receivables are carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in the statement of financial position, as these entities are consolidated in the financial statements. As of March 31, 2026 a total of R$ 222,019 (December 31, 2025 - R$ 441,323) were consolidated through Fundo de Investimento em Direitos Creditórios ACR Fast (“FIDC ACR FAST”) and R$ 2,606,928 (December 31, 2025 R$ 2,670,380) through Fundo de Investimento em Direitos Creditórios ACR I (“FIDC ACR I”), of which the Group has subordinated shares. When the sale of receivables is carried out to non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from the accounts receivable from card issuers. As of March 31, 2026, the sale of receivables that were derecognized from accounts receivables from card issuers in the statement of financial position represents a relevant funding source used for the prepayment transaction.
Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.
5.2.2.    Accounts payable to clients
Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.
5.3.    Trade accounts receivable
5.3.1.    Composition of trade accounts receivable
Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

	March 31, 2026	December 31, 2025

Accounts receivable from equipment rental	142,120	134,252
Chargeback	137,853	156,718
Accounts receivable from subscription services	67,659	65,968
Services rendered	23,546	22,914
Receivables from registry operation	12,062	10,815
Cash in transit	—	310
Others	37,802	35,419
Allowance for expected credit losses	(152,565)	(182,021)
	268,477	244,375

Current	245,638	222,501
Non-current	22,839	21,874
5.4.    Credit portfolio
Portfolio balances by product:

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)

	March 31, 2026	December 31, 2025

Merchant portfolio	2,860,913	2,540,670
Credit card	364,023	295,604
Credit portfolio, gross	3,224,936	2,836,274

Allowance for expected credit losses	(515,128)	(389,682)
Fair value adjustment - portfolio hedge (a)	(5,727)	224
	(520,855)	(389,458)

Credit portfolio, net	2,704,081	2,446,816

Current	2,249,198	2,008,436
Non-current	454,883	438,380

(a)The Group holds a portfolio of fixed-rate credit transactions exposed to market risk from fluctuations in the Brazilian interest rates. To mitigate this risk, fixed-for-floating interest rate swaps were entered into to protect the fair value of the portfolio against rates variations. These swaps are designated as fair value hedge accounting and, as a result, the interest rate risk of the credit transactions is marked to market against profit or loss. The portfolio is dynamically managed, with swap positions adjusted to reflect changes, including prepayment risk.
5.4.1.    Non-performing loans ("NPL")
Total outstanding of the contract whenever the clients default on an installment:

	March 31, 2026			December 31, 2025
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Balances not overdue	2,436,181	316,226	2,752,407	2,243,458	262,358	2,505,816
Balances overdue by
≤ 15 days	80,593	6,766	87,359	52,602	4,503	57,105
15 < 30 days	39,861	4,417	44,278	25,599	3,115	28,714
31 < 60 days	57,746	6,743	64,489	57,930	3,768	61,698
61 < 90 days	46,154	5,266	51,420	31,944	3,162	35,106
91 < 180 days	101,561	10,942	112,503	58,143	7,875	66,018
181 < 360 days	98,817	13,663	112,480	70,994	10,823	81,817
	424,732	47,797	472,529	297,212	33,246	330,458

Credit portfolio, gross	2,860,913	364,023	3,224,936	2,540,670	295,604	2,836,274

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
5.4.2.    Aging by maturity

	March 31, 2026			December 31, 2025
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Installments not overdue
≤ 15 days	92,540	87,513	180,053	65,395	72,865	138,260
15 < 30 days	161,306	57,927	219,233	122,648	53,381	176,029
31 < 60 days	248,947	55,395	304,342	208,168	47,374	255,542
61 < 90 days	251,977	35,929	287,906	246,118	29,560	275,678
91 < 180 days	618,412	53,312	671,724	567,252	42,860	610,112
181 < 360 days	786,171	32,175	818,346	721,953	25,975	747,928
361 < 720 days	444,687	15	444,702	403,906	1,156	405,062
> 720 days	108,367	—	108,367	102,000	—	102,000
	2,712,407	322,266	3,034,673	2,437,440	273,171	2,710,611

Installments overdue by
≤ 15 days	20,829	4,485	25,314	13,714	2,297	16,011
15 < 30 days	13,402	3,022	16,424	10,513	1,705	12,218
31 < 60 days	22,190	5,628	27,818	14,353	2,357	16,710
61 < 90 days	20,961	4,704	25,665	13,716	2,180	15,896
91 < 180 days	41,326	10,403	51,729	30,079	5,831	35,910
181 < 360 days	29,798	13,515	43,313	20,855	8,063	28,918
	148,506	41,757	190,263	103,230	22,433	125,663

Credit portfolio, gross	2,860,913	364,023	3,224,936	2,540,670	295,604	2,836,274
5.4.3.    Gross carrying amount
The Group calculates an expected credit loss allowance for its loans based on statistical models that consider both internal and external historical data, negative credit information and guarantees, including information that addresses the behavior of each debtor. The Group divides its credit portfolio in three stages:
(i)Stage 1: corresponds to loans that do not present significant increase in credit risk since origination, and expected credit loss (“ECL") are determined considering probability of default events within 12 months window;
(ii)Stage 2: corresponds to loans that presented significant increase in credit risk subsequent to origination and ECL are estimated considering probability of default events within the life of the financial instrument;
The Group determines Stage 2 based on the following criteria:
(a)absolute criteria: financial asset overdue more than 30 days, or;
(b)relative criteria: in addition to the absolute criteria, the Group analyzes the evolution of the risk of each financial instrument on a monthly basis, comparing the current behavior score attributed to each client with that attributed at the time of recognition of the financial asset. Behavioral scoring considers credit behavior variables, such as default on other products and market data about the customer. When the credit risk increases significantly since origination, the Stage 1 operation is moved to Stage 2.
For Stage 2, a cure criterion is applied when the financial asset no longer meets the criteria for a significant increase in credit risk, as mentioned above, and the loan is moved to Stage 1.
(iii)Stage 3: corresponds to impaired loans.
The Group determines Stage 3 based on the following criteria:

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
(a)absolute criteria: financial asset overdue more than 90 days, or;
(b)relative criteria: indicators that the financial asset will not be paid in full without enforcing either a collateral or financial guarantee.
The indication that an obligation will not be paid in full includes the tolerance of financial instruments that imply the granting of advantages to the counterparty following the deterioration of the counterparty's credit quality.
The Group also assumes a cure criterion for Stage 3, with respect to the counterparty's repayment capacity, such as the percentage of total debt paid or the time limit to liquidate current debt obligations.
Management regularly seeks forward-looking perspectives for future market developments including macroeconomic scenarios as well as its portfolio risk profile. Management may adjust the ECL resulting from the models above in order to better reflect these forward-looking perspectives.
Reconciliation of gross portfolio of loans operations, segregated by stages:

Stage 1	December 31, 2025	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	March 31, 2026

Merchant portfolio	2,253,970	357,426	(169,871)	(26,161)	37,448	3,013	—	2,455,825
Credit card	263,610	71,139	(21,644)	(1,135)	5,912	595	—	318,477
	2,517,580	428,565	(191,515)	(27,296)	43,360	3,608	—	2,774,302

Stage 2	December 31, 2025	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	March 31, 2026

Merchant portfolio	102,888	1,399	(37,448)	(94,145)	169,871	3,552	—	146,117
Credit card	10,949	2,175	(5,912)	(11,538)	21,644	242	—	17,560
	113,837	3,574	(43,360)	(105,683)	191,515	3,794	—	163,677

Stage 3	December 31, 2025	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	March 31, 2026

Merchant portfolio	183,812	(2,616)	(3,013)	(3,552)	26,161	94,145	(35,966)	258,971
Credit card	21,045	(52)	(595)	(242)	1,135	11,538	(4,843)	27,986
	204,857	(2,668)	(3,608)	(3,794)	27,296	105,683	(40,809)	286,957

Consolidated 3 stages	December 31, 2025	Acquisition / (Settlement)	Write-off	March 31, 2026

Merchant portfolio	2,540,670	356,209	(35,966)	2,860,913
Credit card	295,604	73,262	(4,843)	364,023
	2,836,274	429,471	(40,809)	3,224,936

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)

Stage 1	December 31, 2024	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	March 31, 2025

Merchant portfolio	993,719	200,457	(47,717)	(7,137)	12,039	1,677	—	1,153,038
Credit card	103,301	46,430	(3,854)	(367)	8,078	101	—	153,689
	1,097,020	246,887	(51,571)	(7,504)	20,117	1,778	—	1,306,727

Stage 2	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	March 31, 2025

Merchant portfolio	42,471	(591)	(12,039)	(26,360)	47,717	618	—	51,816
Credit card	8,709	845	(8,078)	(2,261)	3,854	4	—	3,073
	51,180	254	(20,117)	(28,621)	51,571	622	—	54,889

Stage 3	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	March 31, 2025

Merchant portfolio	57,285	3,379	(1,677)	(618)	7,137	26,360	(8,609)	83,257
Credit card	2,146	(433)	(101)	(4)	367	2,261	—	4,236
	59,431	2,946	(1,778)	(622)	7,504	28,621	(8,609)	87,493

Consolidated 3 stages	December 31, 2024	Acquisition / (Settlement)	Write-off	March 31, 2025

Merchant portfolio	1,093,475	203,245	(8,609)	1,288,111
Credit card	114,156	46,842	—	160,998
	1,207,631	250,087	(8,609)	1,449,109
5.4.4.    Allowance for expected credit losses of loans operations

Stage 1	December 31, 2025	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	March 31, 2026

Merchant portfolio	(127,370)	(120,499)	92,169	21,731	(6,049)	(499)	—	(140,517)
Credit card	(23,577)	(19,528)	10,991	1,324	(1,232)	(182)	—	(32,204)
	(150,947)	(140,027)	103,160	23,055	(7,281)	(681)	—	(172,721)

Stage 2	December 31, 2025	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	March 31, 2026

Merchant portfolio	(52,348)	(19,399)	6,049	78,947	(92,169)	(2,273)	—	(81,193)
Credit card	(5,828)	(4,788)	1,232	10,283	(10,991)	(110)	—	(10,202)
	(58,176)	(24,187)	7,281	89,230	(103,160)	(2,383)	—	(91,395)

Stage 3	December 31, 2025	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	March 31, 2026

Merchant portfolio	(161,263)	(1,926)	499	2,273	(21,731)	(78,947)	35,966	(225,129)
Credit card	(19,296)	(115)	182	110	(1,324)	(10,283)	4,843	(25,883)
	(180,559)	(2,041)	681	2,383	(23,055)	(89,230)	40,809	(251,012)

Consolidated 3 stages	December 31, 2025	(Acquisition) / Settlement	Write-off	March 31, 2026

Merchant portfolio	(340,981)	(141,824)	35,966	(446,839)
Credit card	(48,701)	(24,431)	4,843	(68,289)
	(389,682)	(166,255)	40,809	(515,128)

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)

Stage 1	December 31, 2024	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	March 31, 2025

Merchant portfolio	(68,949)	(21,052)	20,965	5,010	(2,356)	(71)	—	(66,453)
Credit card	(7,805)	(3,437)	1,788	276	(1,385)	(25)	—	(10,588)
	(76,754)	(24,489)	22,753	5,286	(3,741)	(96)	—	(77,041)

Stage 2	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	March 31, 2025

Merchant portfolio	(19,587)	(4,325)	2,356	18,452	(20,965)	(419)	—	(24,488)
Credit card	(3,870)	974	1,385	1,691	(1,788)	(2)	—	(1,610)
	(23,457)	(3,351)	3,741	20,143	(22,753)	(421)	—	(26,098)

Stage 3	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	March 31, 2025

Merchant portfolio	(42,717)	(6,409)	71	419	(5,010)	(18,452)	8,609	(63,489)
Credit card	(1,584)	263	25	2	(276)	(1,691)	—	(3,261)
	(44,301)	(6,146)	96	421	(5,286)	(20,143)	8,609	(66,750)

Consolidated 3 stages	December 31, 2024	(Acquisition) / Settlement	Write-off	March 31, 2025

Merchant portfolio	(131,253)	(31,786)	8,609	(154,430)
Credit card	(13,259)	(2,200)	—	(15,459)
	(144,512)	(33,986)	8,609	(169,889)
5.5.    Financial assets from banking solutions
As required by Brazilian Central Bank (“BACEN”) regulation, client’s proceeds deposited in payment accounts (“Deposits from retail clients” - Note 5.6.1) must be fully collateralized by government securities, and/or deposits at BACEN (Electronic Money Correspondent Account - “CCME”).
Time deposits from retail clients (Note 5.6.1) and Time Deposits (Note 5.6.2) are subject to compulsory deposit at BACEN based on the amount of such time deposits.
As of March 31, 2026 the amount of financial assets from banking solutions was R$ 882,107 (December 31, 2025 - R$ 1,855,796), of which R$ 686,290 was fully collateralized by CCME (December 31, 2025 R$ 1,110,809) and R$ 195,817 (December 31, 2025 - R$ 744,987) by compulsory deposits.
5.6.    Financial liabilities
5.6.1. Retail deposits

	March 31, 2026	December 31, 2025

Deposits from retail clients	1,012,752	1,543,359
Deposits in payment accounts	522,309	994,878
Deposits in accounts of record (a)	490,443	548,481
Time deposits from retail clients (b) (c)	9,076,105	9,547,626
	10,088,857	11,090,985

(a)This includes balances and transaction values in transit (register accounts) relating to sub-acquirer transactions.
(b)Balances held in payment accounts are eligible to be automatically invested daily in Time Deposits issued by Stone SCFI. In addition, Stone SCFI also started to issue time deposits held by multiple counterparties, further detailed in Note 5.6.2 (b).
(c)Deposit interest rates are set as a % of CDI and are applied daily or monthly from the deposit date, following the First In, First Out (“FIFO”) method.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
5.6.2. Changes in financial liabilities
The table below presents the movement of financial liabilities other than Retail deposits:

	December 31, 2025	Additions	Payment of principal	Payment of interest	Changes in exchange rates	Interest	March 31, 2026

Bonds	1,120,767	—	—	—	(58,340)	13,906	1,076,333
Debentures, financial bills and commercial papers (a) (d)	5,814,524	48,000	—	—	—	210,983	6,073,507
Time deposits (b)	2,985,235	326,000	(1,884,836)	(68,010)	—	63,699	1,422,088
Obligations to open-end FIDC quota holders	434,950	—	(64,580)	(836)	—	13,439	382,973
Institutional deposits and marketable debt securities	10,355,476	374,000	(1,949,416)	(68,846)	(58,340)	302,027	8,954,901

Current	5,777,314						5,002,621
Non-current	4,578,162						3,952,280

	December 31, 2025	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	March 31, 2026

Obligations to closed-end FIDC quota holders (c)	2,196,269	—	—	—	(145,011)	—	(17,123)	69,318	2,103,453
Bank borrowings and working capital facilities	4,860,940	280,371	—	(266,295)	(64,071)	(234,152)	(9,652)	71,902	4,639,043
Leases	169,380	7,951	(4,277)	(21,475)	(3,622)	(1,333)	—	3,622	150,246
Other debt instruments	7,226,589	288,322	(4,277)	(287,770)	(212,704)	(235,485)	(26,775)	144,842	6,892,742

Current	2,866,445								3,848,937
Non-current	4,360,144								3,043,805

(a)The subsidiary Stone SCFI issues private financial bills. The principal and interest of all issuances are mainly paid at the maturity indexed to CDI rate.
(b)Stone SCFI issues Time deposits indexed to the CDI rate. The certificates are held by multiple counterparties and maturities up to September 2027. The principal and interest of this type of issuance are mainly paid at the maturity date.
(c)This note covers the closed-end FIDC ACR I. FIDC ACR I issued quotas in exchange for a contribution of R$ 2,325,984. The contribution was made by a special purpose vehicle (“SPV”) funded by a revolving facility in which United States International Development Finance Corporation (“DFC”) has invested US$ 467.5 million, funding the Group’s prepayment business through this FIDC. The SPV entered into foreign currency derivatives with financial institutions to convert the receivable denominated in R$ it holds from FIDC ACR I into US$. The Company acts as a guarantor for derivative instruments (hedges) entered into by SPV. Under the terms of the ISDA Master Agreements, StoneCo guarantees SPV’s obligations to financial institutions in the event of certain defined default events of the SPV. FIDC ACR I has a final maturity of seven years and pays a semi-annual coupon at a fixed rate of 12.75% in R$.

	December 31, 2024	Additions	Payment of principal	Payment of interest	Changes in exchange rates	Interest	March 31, 2025

Bonds	1,258,262	—	—	—	(92,891)	15,129	1,180,500
Debentures, financial bills and commercial papers	4,079,266	454,246	—	(6,383)	—	137,270	4,664,399
Time deposits	2,740,110	512,080	(695,011)	(32,255)	—	86,819	2,611,743
Obligations to open-end FIDC quota holders	418,324	23,100	(31,977)	(176)	—	12,119	421,390
Institutional deposits and marketable debt securities	8,495,962	989,426	(726,988)	(38,814)	(92,891)	251,337	8,878,032

Current	3,065,999						2,853,000
Non-current	5,429,963						6,025,032

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)

	December 31, 2024	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	March 31, 2025

Obligations to closed-end FIDC quota holders	1,988,645	18,312	—	—	(143,869)	—	57,916	69,151	1,990,155
Bank borrowings and working capital facilities	2,164,330	1,496,624	—	(1,175,449)	(56,071)	(142,545)	—	35,444	2,322,333
Leases	247,004	35,571	(10,799)	(24,062)	(5,518)	(2,437)	—	5,518	245,277
Other debt instruments	4,399,979	1,550,507	(10,799)	(1,199,511)	(205,458)	(144,982)	57,916	110,113	4,557,765

Current	1,903,840								2,086,061
Non-current	2,496,139								2,471,704
5.7.    Derivative financial instruments, net
The Group executes exchange-traded and Over-the-counter (“OTC”) derivative instruments to hedge its foreign currency and interest rate exposure. All counterparties are previously approved for OTC transactions following the Counterparty Policy, and internal Committees monitor and control the counterparty risk associated with those transactions.

	March 31, 2026
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Cross-currency interest rate swap	2,483,771	—	(155,171)	(155,171)
Fair value hedge
Interest rate swap	4,856,157	9,325	(147,418)	(138,093)
Cross-currency interest rate swap	4,148,665	—	(263,976)	(263,976)
Economic hedge
Non-Deliverable Forward ("NDF")	1,496,283	17,769	(12,841)	4,928
Interest rate swap	16,683,116	12,203	(352)	11,851
M&A derivatives
Call options	—	2,758	—	2,758
	29,667,992	42,055	(579,758)	(537,703)

Current				(281,886)
Non-current				(255,817)

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)

	December 31, 2025
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Cross-currency interest rate swap	2,772,711	10,524	(73,953)	(63,429)
Fair value hedge
Interest rate swap	4,539,558	2,083	(139,577)	(137,494)
Cross-currency interest rate swap	3,868,296	—	(6,622)	(6,622)
Economic hedge
Non-Deliverable Forward ("NDF")	422,085	50,717	(49,954)	763
Interest rate swap	14,912,100	4,574	(931)	3,643
M&A derivatives
Call options	—	2,120	—	2,120
	26,514,750	70,018	(271,037)	(201,019)

Current				(36,317)
Non-current				(164,702)
5.7.1. Economic hedge
The Group engages in certain hedging transactions to mitigate specific financial risks, such as fluctuations in foreign currencies and interest rates. Some of these transactions are not formally designated for hedge accounting.
Although these derivatives are used to manage economic risks, changes in their fair value are recognized directly in profit or loss for the period without the application of the specific accounting treatments of hedge accounting. This means that the gains and losses generated by these instruments are fully accounted for in profit or loss as they occur, reflecting changes in the fair value of the derivatives.
The decision not to apply hedge accounting to these transactions is due to considerations such as the administrative cost of the formal documentation required by hedge accounting standards, the nature of the instruments, or the desired operational flexibility. Nevertheless, the Group continues monitoring these instruments to ensure their use aligns with the overall risk management strategy.
5.7.2. Hedge accounting
5.7.2.1. Cash flow hedge
The Group enters into derivative financial instruments to hedge exposures to foreign exchange and interest rate risks.
The Group applies cash flow hedge accounting when the hedging relationship meets the requirements outlined in the applicable accounting standards, including the provision of appropriate documentation at inception and the expectation that the hedge will be highly effective in offsetting changes in cash flows attributable to the hedged risk throughout the life of the hedge.
The Group continuously assesses whether the hedging relationship continues to meet the effectiveness requirements.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
Changes in the fair value of the hedging instrument are recognized in other comprehensive income (and deferred in equity), to the extent the hedge is effective. Any ineffectiveness in a hedge is recognized immediately in profit or loss. Amounts deferred in equity are reclassified to profit or loss when the hedged item affects profit or loss (e.g., through the accrual of interest or the remeasurement of the hedged item at spot rate on the reporting date).
5.7.2.2. Fair value hedge
The Group applies fair value hedge accounting to protect against changes in the fair value of assets or liabilities arising from exposure to specific risks, such as changes in foreign exchange rates or interest rates. In accordance with IFRS, changes in the fair value of the hedging instrument and the hedged item attributable to the designated hedged risk are recognized directly in profit or loss for the period. This allows gains or losses on the hedging instrument to offset, in whole or in part, the losses or gains on the hedged item.
For a fair value hedge to be accounted as a hedge accounting, the hedging relationship must meet specific criteria, such as formal documentation of the hedging objective and evidence that the hedge is highly effective in offsetting changes in the hedged item's fair value over time.
The Group conducts regular effectiveness tests to ensure the hedging relationship remains effective. Any hedge ineffectiveness is immediately recognized in profit or loss for the period.
5.7.3. Breakdown by maturity
The table below shows the breakdown by maturity of the notional amounts and fair values:

	March 31, 2026
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Cross-currency interest rate swap	—	4,170,840	2,461,596	6,632,436
Interest rate swap	11,585,450	6,366,066	3,587,757	21,539,273
NDF	1,496,283	—	—	1,496,283
	13,081,733	10,536,906	6,049,353	29,667,992

Asset (fair value)
Interest rate swap	3,100	13,377	5,051	21,528
NDF	17,769			17,769
Liability (fair value)
Cross-currency interest rate swap	(15,742)	(289,503)	(113,902)	(419,147)
Interest rate swap	(505)	(299)	(146,966)	(147,770)
NDF	(12,841)			(12,841)
	(8,219)	(276,425)	(255,817)	(540,461)

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)

	December 31, 2025
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Cross-currency interest rate swap	288,940	2,496,356	3,855,711	6,641,007
Interest rate swap	9,438,800	6,472,000	3,540,858	19,451,658
NDF	422,085	—	—	422,085
	10,149,825	8,968,356	7,396,569	26,514,750

Asset (fair value)
Cross-currency interest rate swap	—	—	10,524	10,524
Interest rate swap	1,529	4,188	940	6,657
NDF	50,717	—	—	50,717
Liability (fair value)
Cross-currency interest rate swap	(38,102)	(5,039)	(37,434)	(80,575)
Interest rate swap	(1,186)	(590)	(138,732)	(140,508)
NDF	(49,954)	—	—	(49,954)
	(36,996)	(1,441)	(164,702)	(203,139)
5.8.    Financial risk management
The Group’s activities expose it to market, liquidity and credit risks.
The Financial risk is managed by the risk area.
The Board of Directors has approved policies, and limits for its financial risk management. The Group uses financial derivatives only to mitigate market risk exposures. The Group’s policy is not to engage in derivatives for speculative purposes. Different levels of managerial approval are required for entering into financial instruments depending on their nature and the type of risk associated.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
5.9.    Financial instruments by category
5.9.1.    Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

March 31, 2026
Short and Long-term investments	—	4,142,409	—	4,142,409
Financial assets from banking solutions	882,107	—	—	882,107
Accounts receivable from card issuers	—	—	38,004,047	38,004,047
Trade accounts receivable	268,477	—	—	268,477
Credit portfolio(a)	2,704,081	—	—	2,704,081
Derivative financial instruments(b)	—	42,055	—	42,055
Other assets	133,000	—	—	133,000
	3,987,665	4,184,464	38,004,047	46,176,176

December 31, 2025
Short and Long-term investments	—	1,143,722	—	1,143,722
Financial assets from banking solutions	1,855,796	—	—	1,855,796
Accounts receivable from card issuers	—	—	41,421,964	41,421,964
Trade accounts receivable	244,375	—	—	244,375
Credit portfolio(a)	2,446,816	—	—	2,446,816
Derivative financial instruments(b)	—	70,018	—	70,018
Other assets	139,128	—	—	139,128
	4,686,115	1,213,740	41,421,964	47,321,819

(a)Part of the credit portfolio in the amount as of March 31, 2026 R$ 1,730,200 (December 31, 2025 R$ 1,413,600) was designated as the hedged item in a fair value hedge. Therefore, the carrying amount includes the change in fair value of the hedged portfolio attributed to changes in the designated hedged risk.

(b)Derivative financial instruments recognized as assets amounted to R$ nil as of March 31, 2026 (R$ 10,524 as of December 31, 2025). These instruments were designated as cash flow hedges and, therefore, the effective portion of the hedge is recognized in Other Comprehensive Income (OCI).

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
5.9.2.    Financial liabilities by category

	Amortized cost	FVPL	Total

March 31, 2026
Retail deposits	10,088,857	—	10,088,857
Accounts payable to clients	17,830,535	—	17,830,535
Trade accounts payable	819,015	—	819,015
Institutional deposits and marketable debt securities	8,954,901	—	8,954,901
Other debt instruments	449,186	6,443,556	6,892,742
Derivative financial instruments(a)	—	579,758	579,758
Other liabilities	206,644	230,268	436,912
	38,349,138	7,253,582	45,602,720

December 31, 2025
Retail deposits	11,090,985	—	11,090,985
Accounts payable to clients	18,154,347	—	18,154,347
Trade accounts payable	848,341	—	848,341
Institutional deposits and marketable debt securities	10,355,476	—	10,355,476
Other debt instruments	479,898	6,746,691	7,226,589
Derivative financial instruments(a)	—	271,037	271,037
Other liabilities	249,052	230,738	479,790
	41,178,099	7,248,466	48,426,565

(a)Derivative financial instruments recognized as liabilities amounted to R$ 155,171 as of March 31, 2026 (R$ 73,953 as of December 31, 2025). These instruments were designated as cash flow hedges and, therefore, the effective portion of the hedge is recognized in Other Comprehensive Income (OCI).
5.10.    Fair value measurement
5.10.1.    Assets and liabilities by fair value hierarchy
The following table shows an analysis of financial instruments measured at fair value by level of the fair value hierarchy:

	March 31, 2026		December 31, 2025
	Fair value	Hierarchy level	Fair value	Hierarchy level

Assets measured at fair value
Short and Long-term investments(a) (b)	4,142,409	I /II	1,143,722	I /II
Accounts receivable from card issuers(c)	38,004,047	II	41,421,964	II
Derivative financial instruments(d)	42,055	II	70,018	II
	42,188,511		42,635,704

Liabilities measured at fair value
Other debt instruments(e)	6,443,556	II	6,746,691	II
Derivative financial instruments(d)	579,758	II	271,037	II
Other liabilities(f) (g)	230,268	III	230,738	III
	7,253,582		7,248,466

(a)Listed securities are classified as Level I and unlisted securities classified as Level II, determining fair value using valuation techniques, which employ the use of market observable inputs.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
(b)Sovereign bonds are priced using quotations from Anbima public pricing method.
(c)For accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items.
(d)The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.
(e)For Other debt instruments, fair value is estimated by discounting future cash flows using contract rates for funding items and using market value of senior quotas liabilities.
(f)These are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.
(g)The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognized the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 175,252 was recorded in the consolidated statement of financial position as of March 31, 2026 as a financial liability under Other liabilities (December 31, 2025 - R$ 170,299).
In the three month period ended March 31, 2026 and 2025, there were no transfers between level I and level II and between level II and level III fair value measurements.
5.10.2.    Fair value of financial instruments not measured at fair value
The table below presents a comparison by class between book value and fair value of the financial instruments of the Group, other than those with carrying amounts that are reasonable approximations of fair values:

	March 31, 2026		December 31, 2025
	Book value	Fair value	Book value	Fair value

Financial assets
Credit portfolio	2,704,081	2,674,497	2,446,815	2,439,204
	2,704,081	2,674,497	2,446,815	2,439,204

Financial liabilities
Accounts payable to clients	17,830,535	16,373,226	18,154,347	16,774,075
Institutional deposits and marketable debt securities	8,954,901	8,855,327	10,355,476	10,098,587
Other debt instruments	300,231	296,071	311,916	306,875
	27,085,667	25,524,624	28,821,739	27,179,537

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
6.    Other assets

	March 31, 2026	December 31, 2025

Financial assets
Receivables from the sale of associates and subsidiaries (a)	71,483	76,398
Suppliers advances	48,400	49,394
Security deposits	3,353	3,350
Other financial assets	9,764	9,986
	133,000	139,128

Non-financial assets
Prepaid expenses (b)	290,445	132,039
Customer deferred acquisition costs	194,896	200,179
Convertible loans	28,842	28,636
Judicial deposits	18,184	16,652
Salary advances	9,907	11,969
Other non-financial assets	14,373	10,586
	556,647	400,061

	689,647	539,189

Current	441,929	372,634
Non-current	247,718	166,555

(a)Refers to balances receivable from buyers for the sale of the equity interest in Simplesvet and Pinpag.
(b)Prepaid expenses include, among others, software licenses, marketing expenses, and other services and taxes such as property taxes, insurance, and consulting fees. The amount recognized as an asset on the balance sheet is expensed to the income statement as the prepaid services are consumed by the Group. As of March 31, 2026, the balance was mainly composed of: Software licenses: R$ 105,145 (December 31, 2025 - R$ 113,167), media expenses: R$ 753 (December 31, 2025 - R$ 7,490), other prepaid expenses: R$ 70,607 (December 31, 2025 – R$ 11,382) and FGC (Credit Guarantee Fund) of R$ 113,969 (December 31, 2025 – R$ nil)
7.    Recoverable taxes

	March 31, 2026	December 31, 2025

Withholding income tax on financial income(a)	450,089	544,298
Income tax and social contribution	12,641	143,472
Contributions over revenue	6,342	—
Other withholding income tax	1,058	1,658
Other taxes	996	857
	471,126	690,285

(a)Refers to income taxes withheld on financial income, offset against current Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) liabilities of the period.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
8.    Income taxes
The Company is headquartered in the Cayman Islands and there is no income tax in that jurisdiction. Some of the income earned by the Company is related to transactions abroad which are subject to a 15% rate of withholding tax.
8.1. Reconciliation of income tax expense
Considering the fact that the Company is an entity located in the Cayman Islands which has no income tax, for the purpose of the following reconciliation of income tax expense to profit (loss) for the periods ended March 31, 2026 and 2025, as Brazil is the jurisdiction in which most of the Group’s transactions takes place, the combined Brazilian statutory income tax rate at 34% was applied.
In Brazil such combined rate is applied, in general, to all entities and comprises the Corporate IRPJ and CSLL on the taxable income of each Brazilian legal entity (not on a consolidated basis).

	Three months ended March 31,
	2026	2025
		(Recasted)

Profit before income taxes from continuing operations	627,019	628,037
Brazilian statutory rate	34%	34%
Tax income (expense) at the statutory rate	(213,186)	(213,533)

Tax effect of income (expense) that are not taxable (deductible) for tax purposes:
Recognition of deferred tax asset on tax goodwill recognized on acquisition of Linx	1,242,596	—
Profit from entities subject to different tax rates	77,586	58,690
Change in deferred taxes as a result of an increase in CSLL rates (a)	40,696	—
Research and development tax benefits ("Lei do Bem")	2,688	22,617
Recognition of deferred income tax unrecognized in previous periods	—	7,413
Use of previously unrecognized tax losses	—	106
Equity pickup on associates	(240)	(123)
Unrecognized deferred income tax in the period	(8,763)	(935)
Other permanent differences	11,714	7,936
Other tax incentives	167	1,470
	1,153,258	(116,359)
Effective tax rate	(183.9%)	18.5%

Current income tax and social contribution	(249,962)	(123,364)
Deferred income tax and social contribution	1,403,220	7,005
	1,153,258	(116,359)

(a)Complementary Law No. 224/2025 provided for an increase in the CSLL rates applicable to Stone IP and Stone SCD from 9% to 12% for the period from April 1, 2026 to December 31, 2027, and to 15% effective January 1, 2028. For Stone SCFI, the CSLL rate will increase from 15% to 17.5% for the period from April 1, 2026 to December 31, 2027, and to 20% effective January 1, 2028. This results in a total Brazilian income tax rate for our key businesses of 34% up to March 31, 2026, 37% as from April 1, 2026, and 40% as from January 1, 2028.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
8.2.    Deferred income taxes by nature

	December 31, 2025	Recognized in OCI	Recognized in profit or loss	March 31, 2026

Financial assets at FVOCI	415,468	(15,664)	—	399,804
Losses available for offsetting against future taxable income	244,037	—	129,839	373,876
Other temporary differences	436,743	4,963	59,683	501,389
Tax deductible goodwill	—	—	1,242,596	1,242,596
Share-based compensation	185,417	—	(4,624)	180,793
Technological innovation benefit	(2,805)	—	683	(2,122)
Temporary differences under FIDC	(310,805)	—	(27,920)	(338,725)
Intangible assets and property and equipment arising from business combinations	(21,041)	—	2,963	(18,078)
Deferred tax, net	947,014	(10,701)	1,403,220	2,339,533

	December 31, 2024	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill	Transfer to assets held for sale (Note 20.1)	December 31, 2025

Assets at FVOCI	219,817	195,651	—	—	—	415,468
Losses available for offsetting against future taxable income	302,921	—	10,661	—	(69,545)	244,037
Other temporary differences	384,941	(16,062)	118,880	—	(51,016)	436,743
Tax deductible goodwill	5,010	—	(5,010)	—	—	—
Share-based compensation	160,248	—	25,169	—	—	185,417
Contingencies arising from business combinations	40,192	—	(1,540)	—	(38,652)	—
Technological innovation benefit	(4,128)	—	1,323	—	—	(2,805)
Temporary differences under FIDC	(279,305)	—	(31,500)	—	—	(310,805)
Intangible assets and property and equipment arising from business combinations	(638,728)	—	30,500	(3,225)	590,412	(21,041)
Deferred tax, net	190,968	179,589	148,483	(3,225)	431,199	947,014
8.3.    Unrecognized deferred taxes
The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 148,455 (December 31, 2025 – R$ 1,431,023) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits to the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future. In the three month period ended March 31, 2026, R$ 1,242,596 of temporary differences on goodwill were recognized considering the Group’s current ability and expectations to recover them considering their tax amortization period.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
9.    Property and equipment
9.1.    Changes in Property and equipment

	December 31, 2025	Additions	Disposals	Transfers	Effects of changes in foreign exchange rates	March 31, 2026

Cost
Pin Pads & POS	2,992,427	183,506	(21,826)	—	—	3,154,107
IT equipment	219,151	1,230	—	—	(38)	220,343
Facilities	37,664	31	—	—	52	37,747
Machinery and equipment	16,034	1,445	(43)	—	(164)	17,272
Furniture and fixtures	21,645	80	—	—	(1)	21,724
Vehicles and airplane	705	—	—	—	—	705
Construction in progress	43,277	8,271	(95)	—	—	51,453
Right-of-use assets - equipment	4,626	—	—	—	—	4,626
Right-of-use assets - vehicles	39,503	2,072	(2,898)	—	—	38,677
Right-of-use assets - offices	171,092	5,878	(11,985)	—	265	165,250
	3,546,124	202,513	(36,847)	—	114	3,711,904
Depreciation
Pin Pads & POS	(1,557,854)	(150,045)	15,470	—	—	(1,692,429)
IT equipment	(155,615)	(8,309)	—	—	(66)	(163,990)
Facilities	(7,704)	(2,505)	—	—	(157)	(10,366)
Machinery and equipment	(15,351)	(1,874)	1	—	1,021	(16,203)
Furniture and fixtures	(6,208)	(578)	—	—	(39)	(6,825)
Vehicles and airplane	(422)	(24)	—	—	(3)	(449)
Right-of-use assets - equipment	(951)	—	—	—	—	(951)
Right-of-use assets - vehicles	(20,271)	(3,644)	832	—	—	(23,083)
Right-of-use assets - offices	(56,242)	(7,308)	8,260	—	(258)	(55,548)
	(1,820,618)	(174,287)	24,563	—	498	(1,969,844)

Property and equipment, net	1,725,506	28,226	(12,284)	—	612	1,742,060

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)

	December 31, 2024	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	March 31, 2025

Cost
Pin Pads & POS	2,933,852	189,414	(31,907)	—	—	—	3,091,359
IT equipment	300,786	7,198	(209)	73	(17)	(27)	307,804
Facilities	103,227	5,189	(517)	50	—	(1)	107,948
Machinery and equipment	23,452	285	(117)	—	—	(100)	23,520
Furniture and fixtures	26,378	912	(37)	814	—	(13)	28,054
Vehicles and airplane	27,479	—	(29)	—	(94)	(20)	27,336
Construction in progress	29,687	1,058	353	(937)	—	—	30,161
Right-of-use assets - equipment	4,683	—	(57)	—	—	—	4,626
Right-of-use assets - vehicles	21,073	18,618	(1,674)	—	—	—	38,017
Right-of-use assets - offices	243,423	16,952	(17,377)	—	—	(229)	242,769
	3,714,040	239,626	(51,571)	—	(111)	(390)	3,901,594
Depreciation
Pin Pads & POS	(1,510,032)	(144,853)	25,055	—	—	—	(1,629,830)
IT equipment	(199,531)	(13,055)	177	—	37	(153)	(212,525)
Facilities	(43,638)	(4,608)	179	—	1	—	(48,066)
Machinery and equipment	(20,702)	(2,305)	82	—	30	1,064	(21,831)
Furniture and fixtures	(9,171)	(702)	6	—	12	(55)	(9,910)
Vehicles and airplane	(8,540)	(780)	17	—	—	4	(9,299)
Right-of-use assets - equipment	(1,006)	(2)	57	—	—	—	(951)
Right-of-use assets - vehicles	(9,757)	(2,424)	1,674	—	—	—	(10,507)
Right-of-use assets - offices	(77,666)	(10,700)	9,943	—	80	(17)	(78,360)
	(1,880,043)	(179,429)	37,190	—	160	843	(2,021,279)

Property and equipment, net	1,833,997	60,197	(14,381)	—	49	453	1,880,315
9.2.    Depreciation and amortization charges
Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Three months ended March 31,
	2026	2025
		(Recasted)

Cost of services	201,145	178,462
Administrative expenses	24,849	25,546
Selling expenses	11,892	8,193
Depreciation and amortization from continuing operations	237,886	212,201
Depreciation and amortization from discontinued operations	—	46,198
Depreciation and amortization charges	237,886	258,399

Depreciation charge	174,287	179,429
Amortization charge	63,599	78,970
Depreciation and amortization charges	237,886	258,399

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
10.    Intangible assets
10.1.    Changes in Intangible assets

	December 31, 2025	Additions	Disposals	Transfers	Effects of changes in foreign exchange rates	March 31, 2026

Cost
Goodwill - acquisition of subsidiaries	671,380	—	—	—	—	671,380
Customer relationship	175,027	—	—	—	—	175,027
Trademarks and patents	319,807	—	—	—	—	319,807
Software	1,144,694	13,414	(4,465)	188,589	—	1,342,232
Service and operating rights	16,418	—	—	—	—	16,418
Software in progress	402,219	83,054	(12,833)	(188,589)	—	283,851
Right-of-use assets - Software	65,400	—	—	—	—	65,400
	2,794,945	96,468	(17,298)	—	—	2,874,115
Amortization
Customer relationships	(143,124)	(1,591)	—	—	—	(144,715)
Trademarks and patents	(32,143)	(2,349)	—	—	—	(34,492)
Software	(593,772)	(54,404)	1,193	—	44	(646,939)
Right-of-use assets - Software	(38,971)	(5,255)	84	—	—	(44,142)
	(808,010)	(63,599)	1,277	—	44	(870,288)

Intangible assets net	1,986,935	32,869	(16,021)	—	44	2,003,827

	December 31, 2024	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	March 31, 2025

Cost
Goodwill - acquisition of subsidiaries	2,078,115	—	—	—	—	(331)	2,077,784
Customer relationships	1,795,256	—	—	(5,343)	—	—	1,789,913
Trademarks and patents	541,237	—	—	—	—	—	541,237
Software	1,419,762	38,039	(185)	87,224	(46)	(549)	1,544,245
Non-compete agreement	26,024	—	—	—	—	—	26,024
Software in progress	505,014	66,866	(1,654)	(81,881)	—	—	488,345
Right-of-use assets - Software	82,829	—	(197)	—	—	—	82,632
	6,448,237	104,905	(2,036)	—	(46)	(880)	6,550,180
Amortization
Customer relationships	(403,324)	(17,534)	—	6,539	—	(328)	(414,647)
Trademarks and patents	(26,270)	(2,350)	—	—	—	—	(28,620)
Software	(510,936)	(51,528)	948	(6,539)	—	(391)	(568,446)
Non-compete agreement	(17,706)	(1,218)	—	—	—	—	(18,924)
Right-of-use assets - Software	(31,899)	(6,340)	48	—	—	246	(37,945)
	(990,135)	(78,970)	996	—	—	(473)	(1,068,582)

Intangible assets net	5,458,102	25,935	(1,040)	—	(46)	(1,353)	5,481,598
11.    Transactions with related parties
Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly, by the founders, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
The following transactions were carried out with associates and other related parties:

	Three months ended March 31,
	2026	2025

Sales of services
Associates (legal and administrative services)(a)	1,697	42
	1,697	42

Purchases of goods and services
Associates (transaction services)(b)	(405)	(548)
	(405)	(548)

(a)Related to services provided to Dental Office and Delivery Much in 2026 and 2025, and APP in 2025.
(b)Mainly related to expenses paid to Tablet Cloud, Gyramais and Dental Office in 2026 and 2025, and App, in 2025, for consulting services, marketing expenses, sales commissions, and software licenses associated with new customer acquisition.
Services provided to related parties include servicing the financial assets, legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.
12.    Provision for contingencies
The Group’s companies are party to labor, civil and tax litigation in progress mainly in Brazil, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
12.1.    Probable losses, provided for in the statement of financial position
The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors and based on the actual status of the lawsuit. The amount, nature and the movement of the liabilities are summarized as follows:

	Civil	Labor	Tax	Total

Balance as of December 31, 2025	37,276	108,016	69,622	214,914
Additions	10,219	26,666	1,888	38,773
Reversals	(77)	(16,131)	(1,176)	(17,384)
Interests	684	2,310	4,418	7,412
Payments	(8,865)	(1,674)	—	(10,539)
Balance as of March 31, 2026	39,237	119,187	74,752	233,176

	Civil	Labor	Tax	Total

Balance as of December 31, 2024	44,462	71,492	121,452	237,406
Additions	13,638	16,207	47	29,892
Reversals	(2,236)	(3,221)	—	(5,457)
Interests	2,021	1,664	4,033	7,718
Payments	(8,973)	(4,726)	(48)	(13,747)
Balance as of March 31, 2025	48,912	81,416	125,484	255,812

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
12.1.1.    Civil lawsuits
In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered significant. The nature of the civil litigations is categorized according to the primary business fronts of the Company. Substantial provisions are specifically summarized in two of these business domains, namely (i) acquiring, totaling R$ 22,244 as of March 31, 2026 (December 31, 2025- R$ 21,036) and (ii) banking, totaling R$ 13,543 as of March 31, 2026 (December 31, 2025 - R$ 12,954).
The Group was involved in a securities class action related to its former credit product. The class action concluded with a settlement of R$ 145,294, of which R$ 96,618 was covered by insurers, and the full settlement amount has been paid during first quarter of 2026. Certain investors have filed an opt-out action in the Southern District of New York. The Group has moved to dismiss the opt-out action, among other reasons, on the grounds that it attempts to revive claims that were dismissed in the class action.
12.1.2.    Labor claims
In the context of Labor Courts, the Group encounters recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding.
12.2.    Possible losses, not provided for in the statement of financial position
The Group is party to the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	March 31, 2026	December 31, 2025

Civil	59,048	58,457
Labor	9,795	10,139
Tax	337,502	320,678
	406,345	389,274
12.2.1.    Civil lawsuits
The Group is a party to several legal actions whose subjects are connected to its ordinary operations. Substantial contingencies are specifically summarized in two business domains: (i) software, amounting to R$ 35,833 as of March 31, 2026 (December 31, 2025 - R$ 35,240); and (ii) acquiring, amounting to R$ 8,906 as of March 31, 2026 (December 31, 2025 - R$ 8,801), Software business contingencies include those related to the Linx business before its sale. For the software domain, there is a significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$ 28,282 as of March 31, 2026 (December 31, 2025 - R$27,956).

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
12.2.2.    Labor claims
The Group frequently receives lawsuits through the labor courts, primarily for two categories: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies contracted by the Group (as a secondary obligor). These claims typically revolve around matters such as the claimant’s placement in a different trade union and payment of overtime. An initial value of these lawsuits is claimed by the former employees at the beginning of the proceeding. The actual amounts of possible contingencies when disbursed correspond to a fraction of the amount initially requested by the claimants – this lower fraction is calculated based on the Group’s track record of losses, considering similar cases. As the lawsuits progress, the reported risk amount may change, particularly following new court decisions.
12.2.3 Tax litigations
Between 2022 and 2026, the Group received tax assessments issued by a municipal tax authority relating to the allegedly insufficient payment of tax on services rendered. Considering a new tax assessment issued in 2025, as of March 31, 2026, the updated amount is R$ 269,680 (December 31, 2025 - R$ 265,816). The cases are classified as possible loss.
12.3.    Judicial deposits
For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
The amount of the judicial deposits as of March 31, 2026 is R$18,184 (December 31, 2025 - R$16,652), which are included in Other assets in non-current assets.
13.    Equity
13.1    Issued capital
On March 31, 2026 and December 31, 2025, the Company’s issued capital totaled R$ 76 thousand. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.
13.2.    Subscribed and paid-in capital and capital reserve
The Articles of Association provide that at any time when there are Class A common shares issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.
The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Islands Law, the balance in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Islands Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.
There were changes in the number of shares during the three months ended March 31, 2026:

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)

	Number of shares
	Class A	Class B	Total

As of December 31, 2025	298,006,356	16,241,164	314,247,520
Conversions	2,190,000	(2,190,000)	—
Cancellation of shares (a)	(60,832,695)	—	(60,832,695)
Vested awards (b)	269,816	—	269,816
As of March 31, 2026	239,633,477	14,051,164	253,684,641
(a)The Board approved the cancellation of shares on February 26, 2026 without change in the amount of Issued Capital.
(b)Issued to founder shareholders, as anti-dilutive shares.
13.3.    Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
During three months ended March 31, 2026 repurchases of outstanding Class A common shares were executed upon the programs approved by the Board detailed below:

Date of program approved by the Board of Directors	Maximum amount of repurchase approved	Amounts actually repurchased under the program (R$)	Status of the program as of March 31, 2026

May-25	2,000,000	1,946,049	Program terminated by Board decision
December-25	2,000,000	532,362	Authorized
The table below presents movements of treasury shares:

	Shares	Amount (in R$ thousand)	Average price (in R$)

December 31, 2024	(28,234,942)	(1,805,896)
Repurchase of shares (a)	(40,290,069)	(2,987,034)	75.98
Shares delivered under share-based payment instruments (b)	3,182,548	201,642	66.93
December 31, 2025	(65,342,463)	(4,591,288)
Repurchase of shares (a)	(7,245,763)	(531,843)	76.14
Shares delivered under share-based payment instruments (b)	1,299,116	91,435	70.34
Cancellation of shares (c)	60,832,695	4,283,325	70.41
March 31, 2026	(10,456,415)	(748,371)
(a)On March 31, 2026, the amount related to brokerage fees is R$ 523 (December 31, 2025 - R$ 9,836).
(b)Including share-based compensation and contingent consideration.
(c)Measured by average cost of treasury shares on cancellation date.
13.4. Premium received on options over own shares entered into a part of the repurchase program
The Company entered into prepaid put and call option agreements, which entitled it to receive a certain number of own shares from the counterparty in case of option exercise. The options were not exercised, and the Company received back the amount paid in advance at the inception of the agreement. Premium received in the transaction as of March 31, 2026 was R$ 1 (December 31, 2025 - R$ 17,741).

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
13.5. Other comprehensive income (loss)
Other comprehensive income (loss) ("OCI") represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Company transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Accounts receivable from card issuers at fair value	(679,846)	(732,605)
Exchange differences on translation of foreign operations	(6,184)	(50,494)
Unrealized loss on cash flow hedge	(108,031)	(97,319)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in fair value of equity instruments designated at fair value	291,623	291,623
Effects of hyperinflationary accounting	—	20,521
	(502,438)	(568,274)
14.    Earnings per share
Basic earnings per share is calculated by dividing net income for the period attributed to the controlling shareholders by the weighted average number of common shares outstanding during the period.
Diluted earnings per share considers the number of shares outstanding for the purposes of basic earnings plus (when dilutive) the number of potentially issuable shares.
All numbers of shares for the purpose of earnings per share are the weighted average during each period presented.
14.1.    Numerator of earnings per share
In determining the numerator of basic and diluted EPS, earnings attributable to the Group is allocated as follows:

	Three months ended March 31,
	2026	2025
		(Recasted)

Net income attributable to controlling shareholders from continuing operations	1,775,463	510,845
Numerator of basic and diluted EPS from continuing operations	1,775,463	510,845

	Three months ended March 31,
	2026	2025
		(Recasted)

Net income attributable to controlling shareholders from discontinued operations	(68,938)	3,613
Numerator of basic EPS and diluted from discontinued operations (a)	(68,938)	3,613
(a)There were no adjustments to the numerator for discontinued operations for the purpose of calculating diluted earnings per share.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
14.2.    Basic and Diluted earnings per share
The following table contains the EPS of the Group for the three months ended March 31, 2026 and 2025 (in thousands except share and per share amounts):

	Three months ended March 31,
	2026	2025
		(Recasted)

Numerator of basic EPS from continuing operations	1,775,463	510,845
Numerator of basic EPS from discontinued operations	(68,938)	3,613

Weighted average number of outstanding shares	247,560,045	279,534,451
Weighted average number of contingently issuable shares with conditions satisfied	200,605	310,782
Denominator of basic EPS from continuing and discontinued operations	247,760,650	279,845,233

Basic earnings per share from continuing operations - R$	7.17	1.83
Basic earnings per share from discontinued operations - R$	(0.28)	0.01

Numerator of diluted EPS from continuing operations	1,775,463	510,845
Numerator of diluted EPS from discontinued operations	(68,938)	3,613

Denominator of basic EPS from continuing and discontinued operations	247,760,650	279,845,233
Share-based instruments (a)	5,672,266	6,236,812
Denominator of diluted EPS from continuing and discontinued operations	253,432,916	286,082,045

Diluted earnings per share from continuing operations - R$	7.01	1.79
Diluted earnings per share from discontinued operations - R$ (b)	(0.27)	0.01

(a) Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments.
(b)For discontinued operations, the denominator of diluted EPS is consistent with that of continuing operations, as dilution is assessed based on the denominator from continuing operations.
14.3.    Detail of potentially issuable common shares for purposes of Diluted EPS
The potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

	Three months ended March 31,
	2026	2025

Total weighted average shares issuable under share-based payment plans for which performance conditions have already been met	11,644,695	14,023,532
Total weighted average shares that could have been purchased: compensation expense to be recognized in future periods divided by the weighted average market price of Company’s shares	(6,105,034)	(8,051,931)
Other total weighted average shares potentially issuable for no additional consideration	132,605	265,211
Share-based instruments	5,672,266	6,236,812

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
15.    Revenue and income
15.1.    Timing of revenue recognition
Net revenue from transaction activities and other services and discount fees charged for the prepayment of accounts payable to clients are recognized at a point in time, except for membership fees which are recognized over time. All other revenue and income are recognized over time.
The Group has recognized revenue to membership fees in the amount of R$ 43,311 in the three months ended March 31, 2026 (three months ended March 31, 2025 - R$ 62,336).
Net revenue from transaction activities and other services includes membership fee mentioned above and R$ 10,802 of registry business fee in the three months ended March 31, 2026 (R$ 14,005 in three months ended March 31, 2025).
15.2. Seasonality of operations
The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.
16.    Expenses by nature

	Three months ended March 31,
	2026	2025
		(Recasted)

Personnel expenses	666,550	655,288
Transaction and client services costs (a)	543,136	387,747
Marketing expenses and sales commissions (b)	259,848	258,219
Depreciation and amortization (Note 9.2)	237,886	212,201
Third party services	61,346	51,459
Other	76,917	81,246
	1,845,683	1,646,160

(a)Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services, allowance for expected credit losses and other costs.
(b)Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
17. Financial expenses, net

	Three months ended March 31,
	2026	2025
		(Recasted)

Finance cost of sale of receivables	430,760	621,162
Cost of debts and deposits	664,466	434,202
Other	9,389	31,602
	1,104,615	1,086,966

18.    Employee benefits
18.1.    Share-based payment plans
The Group has equity settled share-based payment instruments, under which management grants shares to employees and non-employees depending on the strategy of the Group. The following table outlines the key share-based awards movements - in number of shares - as of March 31, 2026 and December 31, 2025.

	Equity
	RSU	PSU	Option	Total

Number of shares
As of December 31, 2024	12,703,778	5,891,383	43,773	18,638,934
Granted	3,163,890	440,648	—	3,604,538
Cancelled	(553,339)	—	—	(553,339)
Delivered	(830,865)	—	—	(830,865)
As of March 31, 2025	14,483,464	6,332,031	43,773	20,859,268

As of December 31, 2025	11,306,955	6,239,923	43,773	17,590,651
Granted (a) (b)	3,181,238	61,175	—	3,242,413
Cancelled (c)	(319,993)	(348,568)	—	(668,561)
Delivered (d)	(1,814,021)	(541,784)	—	(2,355,805)
As of March 31, 2026	12,354,179	5,410,746	43,773	17,808,698

(a)RSU’s granted with an average grant-date fair value of R$ 74.24.
(b)PSU’s granted with an average grant-date fair value of R$ 27.72.
(c)On March 31, 2026, 18,573 vested RSUs were pending settlement.
(d)The delivery of the period net of withholding taxes represents 1,299,116 treasury shares.
18.1.1 Share-based payment expenses
The total expense related to share-based plans, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$ 57,608 for three months ended March 31, 2026 (R$ 80,014 for three months ended March 31, 2025).

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
19.    Other disclosures on cash flows
19.1. Non-cash transactions
19.1.1.    Operating activities

	Three months ended March 31,
	2026	2025

Changes in the fair value of accounts receivable from card issuers at FVOCI	(68,423)	148,636
19.1.2.    Investing activities

	Three months ended March 31,
	2026	2025

Property and equipment and intangible assets acquired through lease (Note 9.1 and 10.1)	7,950	35,570
19.1.3.    Financing activities

	Three months ended March 31,
	2026	2025

Unpaid consideration for acquisition of non-controlling shares	425	579
19.2. Items breakdown
19.2.1.    Fair value adjustment in financial instruments designated at FVPL

	Three months ended March 31,
	2026	2025

Adjustment on FIDC and bank borrowings designated for fair value hedge (Note 5.6.2)	26,775	(57,916)
Fair value adjustment on equity securities designated at FVPL	—	(11,790)
Fair value adjustment in financial instruments designated at FVPL	26,775	(69,706)
19.2.2.    Interest income received, net of costs

	Three months ended March 31,
	2026	2025

Interest income received on prepayment of accounts payable to clients	2,321,523	2,147,665
Finance cost of sale of receivables (Note 17)	(430,760)	(621,162)
Interest income received, net of costs	1,890,763	1,526,503

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
19.2.3.    Purchases of property and equipment

	Three months ended March 31,
	2026	2025

Additions of property and equipment (Note 9.1)	(202,513)	(239,626)
Additions of right of use (Note 9.1)	7,950	35,570
Payments from previous period	(50,332)	(57,413)
Purchases not paid at period end	61,015	81,251
Purchases of property and equipment	(183,880)	(180,218)

19.2.4.    Purchases and development of intangible assets

	Three months ended March 31,
	2026	2025

Additions of intangible assets (Note 10.1)	(96,468)	(104,905)
Payments from previous period	(3,739)	(5,015)
Purchases not paid at period end	1,636	2,623
Purchases and development of intangible assets	(98,571)	(107,297)
19.2.5.    Proceeds from the disposal of non-current assets

	Three months ended March 31,
	2026	2025

Net book value of disposed assets	3,586,779	15,421
Net book value of disposed leases	(5,681)	(10,799)
Gain (loss) on disposal of property and equipment and intangible assets	(1,694)	4,152
Disposal of Software business property, equipment and intangible assets	(3,568,065)	—
Outstanding balance	(11,670)	(8,757)
Proceeds from disposal of property and equipment and intangible assets	(331)	17
20. Disposal group classified as held for sale and discontinued operations
In the second quarter of 2025, the Group entered into two separate agreements to sell Linx Sistemas e Consultoria Ltda (“Linx Sistemas”) and certain other software assets (“Software Businesses"), and SimplesVet Tecnologia S.A. (“Simplesvet”), resulting in the classification of both businesses as held for sale. The transactions have also been classified as discontinued operations. Therefore, the statement of profit or loss presents the net results of continuing and discontinued operations separately for each period presented, with prior periods reclassified accordingly.
The entities comprised in the Software Businesses are listed below:
•Linx Software Participações em Tecnologia S.A.
•Linx Sistemas e Consultoria Ltda
•Linx Telecomunicações Ltda
•Linx Automotivo Ltda
•Linx Commerce Ltda
•Linx People Ltda

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
•Linx Saúde Ltda
•Sponte Educação Ltda
•Napse S.R.L.
•Napse Uruguay SAS
•Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada
•Synthesis Holding LLC
•Synthesis US LLC
•Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable
•Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable
20.1. Software Businesses and Simplesvet
In the second quarter of 2025, the Board of Directors approved the plan to sell Software Businesses and Simplesvet. Both sales were expected to be completed within a year from the reporting date so were classified as a disposal group held for sale. These businesses together represent a major part of our Software operating segment and as a result met the requirements to be classified as discontinued operations. The Software segment continues to be one of the segments disclosed in the financial statements comprised of other businesses that do not meet the criteria for either assets held for sale or discontinued operations.
Immediately before the classification of the businesses as discontinued operation and at each reporting date, the recoverable amount was estimated for assets included in the disposal group. An impairment loss of R$ 157,991 was identified as of December 31, 2025 and was recognized as part of discontinued operations.
Estimating the fair value implies assumptions and estimates that require judgment. In estimating such fair value we have considered the terms of the agreements we entered into as well as estimates about expected timing of the disposals which impact the estimated proceeds of the sale and as well as its discount to present value as of the date of the impairment test. While actual date of the disposal may differ from this estimate of fair value we expect any difference will not result in significant effect in the impairment test performed. The net carrying amount of assets and liabilities of businesses classified as held for sale as of March 31, 2026 was R$ nil (December 31, 2025 - R$ 3,229,817).
In the third quarter of 2025, the agreement to sell Simplesvet was concluded and the sale resulted in a gain of R$ 56,588.
The Software Businesses transaction was approved without restrictions by the Brazilian Administrative Council for Economic Defense (CADE) on January 30, 2026, and closed on February 27, 2026. The total amount received was R$ 3,272,193, and the final accounting effects of the disposal resulted in a loss of R$ 28,717.
The major classes of assets included in the disposal group classified as held for sale as well as the liabilities directly associated with those assets are presented below.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)

December 31, 2025

Assets
Cash and cash equivalents	230,643
Trade accounts receivable	171,652
Recoverable taxes	9,173
Other assets	49,177
Deferred tax assets	3,704
Property and equipment	67,009
Intangible assets	3,491,465
Total assets classified as held for sale	4,022,823

Liabilities
Trade accounts payable	54,954
Other debt instruments	21,369
Deferred tax liabilities	434,903
Labor and social security liabilities	115,923
Taxes payable	38,957
Provision for contingencies	96,267
Other liabilities	30,633
Total liabilities associated with assets held for sale	793,006
The accumulated balances of other comprehensive income recognized within equity associated with assets held for sale are presented below:

December 31, 2025

Amounts included in accumulated OCI to be recognized in income upon disposal of the businesses
Net monetary position in hyperinflationary economies	20,578
Exchange differences on translation of foreign operations	(52,779)
Total other comprehensive loss associated with assets held for sale	(32,201)
The effects of discontinued operations on the statement of profit or loss of the periods are presented below:

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)

	Three months ended March 31,
	2026	2025

Net revenue from transaction activities and other services	9,637	23,607
Net revenue from subscription services and equipment rental	183,564	277,357
Other financial income	1,251	8,178
Total revenue and income from discontinued operations	194,452	309,142

Cost of services	(94,957)	(148,071)
Administrative expenses	(38,761)	(70,149)
Selling expenses	(52,921)	(65,743)
Financial expenses, net	(4,909)	(9,724)
Other income (expenses), net	(81,114)	(5,895)
	(272,662)	(299,582)

Profit before income taxes from discontinued operations	(78,210)	9,560

Current income tax and social contribution	23,447	(9,464)
Deferred income tax and social contribution	(14,175)	4,973
Net income (loss) for the period from discontinued operations	(68,938)	5,069
Discontinued operations on the statement of cash flows of the periods are presented below:

	Three months ended March 31,
	2026	2025

Net cash provided by (used in) operating activities	(49,733)	68,123
Net cash provided by (used in) investing activities	46,166	(42,426)
Net cash used in financing activities	(764)	(16,722)
Effect of foreign exchange on cash and cash equivalents	9,856	(7,405)
Change in cash and cash equivalents	5,525	1,570

21. Operating segments
The Company evaluates the operational performance of its businesses considering its long-term strategy and the correlation between the operational nature of the services provided. This approach aims to achieve the Group's strategy, which, in addition to financial services, focuses on empowering its clients (entrepreneurs) with the capability to monitor, manage, and scale their own businesses. In the fourth quarter of 2025, the Group evaluated its business and reported its results under a single operating segment view.
In March 2026, management reassessed the internal reporting structure used to monitor the Group's operational performance. As a result, the operations were segregated into (i) the results of the financial services businesses and (ii) the results of other businesses considered adjacent to the core financial services.
Accordingly, the Group's operating and reportable segments are now "Financial services" and "Other solutions", comprised as follows:

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
•Financial services: Comprised of financial services solutions serving Micro, Small and Medium Businesses (MSMBs) and Large Accounts, consisting mainly of payments solutions, digital banking, credit, insurance, and registry of receivables (TAG).
•Other solutions: Comprised of solutions that include ERP software, CRM, engagement tools, Ads solutions, and hubs.
The Group uses Adjusted net income (loss) as the measure reported to the Chief Operating Decision Maker (“CODM”), which comprises the Chief Executive Officer ("CEO”) and the Board of Directors, about the performance of each segment.
21.1. Statement of profit or loss by segment

	Three months ended March 31, 2026
	Financial Services	Other solutions

Total revenue and income	3,469,080	108,944

Cost of services	(951,435)	(37,547)
Administrative expenses	(176,593)	(23,085)
Selling expenses	(514,216)	(28,870)
Financial expenses, net	(1,099,653)	(1,589)
Other income (expenses), net	(103,786)	442
Total adjusted expenses	(2,845,683)	(90,649)

Loss on investment in associates	—	(707)
Adjusted profit before income taxes	623,397	17,588

Income taxes and social contributions	(90,653)	(1,207)
Adjusted net income for the period	532,744	16,381

	Three months ended March 31, 2025
	Financial Services		Other solutions
	(Recasted)		(Recasted)

Total revenue and income	3,273,269	—	87,533

Cost of services	(759,953)	—	(25,839)
Administrative expenses	(168,689)	—	(28,910)
Selling expenses	(507,159)	—	(20,195)
Financial expenses, net	(1,082,123)	—	(2,204)
Other income (expenses), net	(111,876)	—	(856)
Total adjusted expenses	(2,629,800)		(78,004)

Gain on investment in associates	—	—	361
Adjusted profit before income taxes	643,469		9,890
		—
Income taxes and social contributions	(127,046)	—	4,358
Adjusted net income for the period	516,423		14,248

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2026
(In thousands of Brazilian Reais)
21.2. Reconciliation of segment adjusted net income for the period with net income in the consolidated financial statements

	Three months ended March 31,
	2026	2025
		(Recasted)
Adjusted net income – Financial Services	532,744	516,423
Adjusted net income (loss) – Other solutions	16,381	14,248
	549,125	530,671

Adjustments from adjusted net income to consolidated net income (loss)
Amortization of fair value adjustment related to acquisitions (a)	(12,156)	(11,188)
Deferred tax asset on tax goodwill recognized on acquisition of Linx (b) (Note 8.1 and 8.3)	1,242,596	—
Other income (loss) (c)	(1,811)	(14,136)
Tax effect on adjustments	2,523	6,331
Consolidated net income	1,780,277	511,678
(a)Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.
(b)The Company exclude this amount to determine adjusted net income since it considers the effect related to the original acquisition of Linx in order to be consistent with the exclusion of effects in income related to acquisitions and disposal of businesses. Future deferred tax expense resulting from the derecognition of the deferred tax asset will also be eliminated in determining adjusted net income.
(c)Consists of the fair value adjustment related to associates call option, earn-out interests related to acquisitions, divestment of assets and remeasurement of previously held equity in associates.

22. Subsequent event
On April 14, 2026 StoneCo announced that its Board of Directors has approved the payment of an extraordinary cash dividend of US$ 2.53 per share of the Company (both Class A and Class B shareholders) which were paid on May 4, 2026 to shareholders of record as of April 24, 2026. The total amount paid was R$ 3,078,248, calculated based on the number of shares outstanding on the record date.